Exhibit 99.1

Millennium Group International Holdings Limited Announces
First Half Financial Results for Fiscal 2023

Hong Kong, June 26, 2024 -- Millennium Group International Holdings Limited (Nasdaq: MGIH) (the “Company”, “we”, “our”, “us” or “MGIH”), a long-established paper-based packaging solutions supplier headquartered in Hong Kong with operations mainly in the People’s Republic of China (“PRC”) and Vietnam, today announced its unaudited financial results for the six months ended December 31, 2023.

First Half Financial Results for Fiscal Year 2023 Compared to First Half Financial Results for Fiscal Year 2022

●	Revenues were $23.8 million for the six months ended December 31, 2023, a 9.6% decrease from $26.3 million for the six months ended December 31, 2022;

●	Gross profit was $6.2 million for the six months ended December 31, 2023, or 26.0% of revenues compared to $5.9 million, or 22.6% of revenues for the six months ended December 31, 2022;

●	Net loss was $0.9 million for the six months ended December 31, 2023, compared to net income $1.0 million for the six months ended December 31, 2022;

●	Basic and diluted earnings (loss) per share (“EPS”) was $0.08 loss per share for the six months ended December 31, 2023 compared to $0.10 earnings per share for the six months ended December 31, 2022; and

●	Cash and cash equivalents were $23.5 million as of December 31, 2023, a 15.0% decrease from $27.6 million as of June 30, 2023.

“I am pleased to report the operating and financial performance of our company for the six months ended December 31, 2023," stated Mr. Ming Hung Lai, Chairman of MGIH. "The business performance of the Group experienced a tough and challenging period. The ongoing Sino-US trade tensions, the lingering effects of the pandemic, the increase in shipment costs due to geopolitical political conflicts, and the downturn of economic conditions had an unfavorable impact on our performance

“Our group will continue to implement a number of actions to reduce costs, enhance efficiency and increase the diversity of our customer base as we navigate market uncertainty. We remain confident that our Group possesses the resilience and strategic foresight necessary to navigate these challenges successfully in the coming future.” Mr. Lai concluded.

Unaudited Financial Results for the Six Months Ended December 31, 2023 and 2022

	2023	2022	Change	Change
	USD	USD	USD	%

Selected Unaudited Interim Condensed Consolidated Statements of Operations Data:
Revenues	23,810,824	26,328,797	(2,517,973)	-9.6
Cost of revenue	(17,620,765)	(20,380,029)	2,759,264	-13.5
Gross profit	6,190,059	5,948,768	241,291	4.1
Selling and marketing	(2,968,425)	(2,875,050)	(93,375)	3.2
General and administrative	(3,652,478)	(2,447,806)	(1,204,672)	49.2
Total operating expenses	(6,620,903)	(5,322,856)	(1,298,047)	24.4
Interest expense	(471,995)	(282,979)	(189,016)	66.8
Other income	152,084	808,378	(656,294)	-81.2
Other expenses	(293,216)	(50,692)	(242,524)	478.4
(Loss) Income before provision for income taxes	(1,043,971)	1,100,619	(2,144,590)	-194.9
Income taxes {(credit) expenses	151,510	(132,995)	284,505	213.9
Net (loss) income	(892,461)	967,624	(1,860,085)	-192.2

Earnings (loss) per share – basic and diluted	(0.08)	0.10	(0.18)	-180.0

Revenues

For the six months ended December 31, 2023 and 2022, total revenues were $23.8 million and $26.3 million, respectively, mainly from the sale of packaging and corrugated products and supply chain management solutions. The decrease was primarily attributed to the decline in both the average selling price and total sales volume The average selling price decreased from $1,673 per ton for the six months ended December 31, 2022 to $1,613 per tons for the six months ended December 31, 2023. The decreased pricing was impacted by lower paper pricing and the result of customers requesting pricing relief as a result of the lower cost. The volume of sales decreased from 15,736 tons to 14,759 tons in the comparable periods, primarily due to Company’s customers experiencing a decline in their business during the period. However, with the Company’s effort to increase sales revenue, the sales revenue from our top 10 customers increased from 45.7% to 51.6%. To address the revenue decrease, management has taken actions to strengthen existing customer relationships, and diversify the Company’s global customer base. The foregoing actions include efforts to build on existing customer loyalty, while seeking to hire additional sales talent to expand and diversify the Company’s global customer base.

Cost of Revenues

Cost of revenues mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation, utilities and outsourcing costs.

For the six months ended December 31, 2023 and 2022, cost of revenues were $17.6 million and $20.4 million, respectively. The decrease is mainly attributable to the decline in the unit cost of raw materials and reduced consumption of materials associated with the lower sales volumes during the period. The management is reviewing our production processes to streamline operations and reduce costs. Management’s review focuses on an analysis of our production data to identify specific patterns to make data-driven decisions to implement process changes. Management’s review has also focused on identifying areas of our operations ripe for potential cost reductions without compromising the quality of our products or customer satisfaction. Potential actions may include pricing negotiations with our material suppliers, optimizing production staffing and eliminating non-essential expenses.

Gross Profit

Gross profit for the six months ended December 31, 2023 and 2022 was $6.2 million and $5.9 million, or 26.0% and 22.6% of revenues, respectively. The increase of gross profit was mainly due to the increase in profit margin from 29.1% to 36.0% for packaging products and increase in profit margin from 20.5% to 23.2% for supply chain management, offset by a decrease in profit margin from 14.5% to 10.6% for corrugated products. The Company has been proactively managing costs while enhancing operating efficiency to improve the gross profit.

Selling and Marketing Expenses

Selling and marketing expenses consisted primarily of sales and administrative employee-related expenses and commissions. For the six months ended December 31, 2023 and 2022, selling and marketing expenses were relative stable at $3.0 and $2.9 million respectively.

General and Administrative Expenses

General and administrative expenses mainly included staff cost for general and administrative purposes. For the six months ended December 31, 2023 and 2022, administrative expenses were $3.7 million and $2.4 million respectively. The increase is mainly due to increase in staff salary costs and professional service fees for the reporting period.

Other Income (Expenses)

Other income and expenses mainly included realized exchange gain/loss, impairment of inventories and gain or loss on disposal of property, plant and equipment. Other income, net decreased from $0.8 million in six months ended December 31, 2023 to other expenses, net $0.1 million in six months ended December 31, 2023 mainly due to the change in realized exchange gain from $0.2 million to realized exchange loss $0.6 million for the reporting period.

Net Income

As a result of the factors described above, net loss for the six months ended December 31, 2023 was approximately $0.9 million, compared to net income $1.0 million, for the six months ended December 31, 2022.

Earnings per Share - Basic and Diluted

Loss per basic and diluted share for the six months ended December 31, 2023 was $0.08, compared to earnings per basic and diluted share $0.1 for the comparable period of 2022.

Liquidity and Capital Resources

The Company’s primary sources of liquidity consisted of existing cash and cash equivalents, cash flows from operating activities and availability under loan arrangements with banks. As of December 31, 2023, the Company had outstanding bank borrowings of $12.3 million. The bank borrowings are short-term and have variable interest rates between 3.8% to 6.3%. As of the date of this report, the primary uses of cash are for operations and capital expenditures.

Our working capital was $22.8 million as of December 31, 2023 compared to $25.4 million as of June 30, 2023. Our cash and cash equivalents were $23.5 million as of December 31, 2023, compared to $27.6 million as of June 30, 2023.

The management believes the Company has solid operating cash flow, and sufficient funds to fund its operations.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended December 31, 2023, and 2022:

Operating Activities

During the six months ended December 31, 2023 and 2022, the cash used in or provided by operating activities were primarily derived from the revenue generated from the sale of paper products and from provision of supply chain management solutions, whereas the cash outflows for our operating activities mainly comprised the purchase of raw paper and finished goods, shipping costs, staff costs and administrative expenses.

Our net cash generated from operating activities is primarily reflected as net income, as adjusted for our non-operating items, such as depreciation and amortization, impairment of inventories, (reversal) allowance for bad debts and effects of changes in operating assets and liabilities such as an increase or decrease in inventories, accounts receivable, accounts payable, other payables and accruals, related party balances in trade nature, right-of-use of assets and lease obligations.

Cash flow used in operating activities of $3.3 million compared to cash flow from operating activities $9.8 million over the comparable period in the prior year, a decrease of $13.1 million, primary due to lower net income together with unfavorable net change in non-cash balances related to operating activities.

Investing Activities

Our cash flows generated from investing activities primarily consisted of (i) the purchases of property, plant and equipment; (ii) the purchase of intangible assets; and (iii) the proceeds from sale of property, plant and equipment;

For the six months ended December 31, 2023, net cash from investing activities was $0.06 million, almost entirely from the proceeds from disposal of property, plant and equipment, offset by the purchase of property, plant and equipment and intangible assets.

Financing Activities

Our cash flows used in financing activities primarily consisted of (i) proceeds from new bank borrowings; and (ii) repayment of bank borrowing.

For the six months ended December 31, 2023, net cash used in financing activities was $1.2 million, and mainly due to the net effect of (i) repayment of bank borrowings of $8.2 million; and (ii) proceeds from new bank borrowings of $7.0 million.

Capital Expenditures

The Company had capital expenditures of $0.04 million and $0.17 million for the six months ended December 31, 2023 and 2022, respectively. Our capital expenditures were mainly for improvement of our production equipment. Management intends to fund future capital expenditures from working capital, bank borrowings, lease financing and other financings. The Company will continue to make capital expenditures as appropriate to support its business growth.

Recently Completed Initial Public Offering and Use of Proceeds

On April 6, 2023, the Company closed its initial public offering of 1,250,000 ordinary shares at $4.00 per share. The net proceeds from the offering were approximately $4.2 million, after deducting underwriting discounts and other offering expenses payable by the Company. The ordinary shares of the Company began trading on The Nasdaq Capital Market on April 4, 2023, under the ticker symbol “MGIH”.

Due to the recent change in market conditions, our management decided to reallocate the proceeds from our initial public offering to focus more on the expansion of our overseas sales team, especially in the United States. Our overseas expansion has the goal to reach new customers and capture new market opportunities, which is expected to increase company revenue and market share. Meanwhile, our management team will continue to expand our supply chain management services available in Southeast Asia to explore potential opportunities.

About Millennium Group International Holdings Limited

Founded in 1978, Millennium Group is a long-established paper-based packaging solutions supplier committed to providing creative and sustainable packaging solutions to worldwide brands. The Company manufactures packaging products and corrugated products, and provides packaging products supply chain management solutions for a wide range of industries. Headquartered in Hong Kong with operations mainly in the PRC and Vietnam, the Company adopts a one-stop integrated service approach with an objective to cover the entire value chain of its customers, with the sales of its products to PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany. For more information, please visit the Company’s website at https://investors.millennium-gp.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Millennium Group International Holdings Limited

Investor Relations

Email: ir@millennium-gp.com

Lambert Global

Jackson Lin

Phone: +1-646-717-4593

Email: jlin@lambert.com

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